Exhibit 99.1

IPA to Report Financial Results and Recent Business Highlights for Fourth Quarter and Fiscal Year End 2023 on July 7th, 2023.

The Company to host an earnings conference call via webcast

VICTORIA, British Columbia--(BUSINESS WIRE)--June 29, 2023--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA), a leader in AI-driven biotherapeutic research and technology, today announced that it will host a conference call to discuss its quarterly results and recent business highlights for fourth quarter and fiscal year end 2023, on Friday, July 7, 2023, at 10:30 am Eastern Time. The financial results will be issued in a press release prior to the call.

ImmunoPrecise management will host the conference call followed by a question-and-answer period.

Conference Call:
Event Date: July 07, 2023
Event Time: 10:30 ET

Participant Details:

Conference ID: 9236374
Participant Toll-Free Dial-In Number: 1 (888) 550-5658
Participant Toll Dial-In Number: 1 (646) 960-0289
Attendee URL: https://events.q4inc.com/attendee/109374701

About ImmunoPrecise Antibodies Ltd

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd., and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modeling, and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Contacts

Investor contact: investors@immunoprecise.com